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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NPS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

KNIGHT NEWCO 2, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
SHIRE PLC
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

62936P103
(Cusip Number of Class of Securities)

Mark Enyedy
Interim General Counsel
Shire plc
5 Riverwalk, Citywest Business Campus,
Dublin 24, Ireland
+353 1 429 7700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.
William J. Chudd
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,198,700,880	$604,089.04

*
Solely for purposes of calculating the filing fee, the underlying value of the transaction was estimated by taking the sum of (a) 107,168,301 shares of common stock of NPS Pharmaceuticals, Inc. ("NPS") multiplied by $46.00 per share, (b) 6,048,248 shares of NPS common stock issuable upon exercise of outstanding options multiplied by $33.00 per share (the difference between $46.00 and $13.00, the weighted average exercise price of such options) and (c) 1,507,975, the number of shares of NPS common stock underlying restricted stock units, multiplied by $46.00 per share. The foregoing numbers of shares of NPS common stock have been provided by the issuer to the offerors and are as of January 20, 2015, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Knight Newco 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of each of Shire plc, a company incorporated in Jersey, Channel Islands, and Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland, to purchase all outstanding shares of common stock, par value $0.001 per share, of NPS Pharmaceuticals, Inc., a Delaware corporation ("NPS"), for $46.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2015 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, as amended or supplemented from time to time, together constitute the "Offer").

        All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 23, 2015.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated January 23, 2015.
(a)(5)(i)
Joint Press Release issued by Shire plc and NPS Pharmaceuticals, Inc. dated January 11, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).
(a)(5)(ii)
Slide Presentation for Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).
(a)(5)(iii)
Transcript of Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).
(a)(5)(iv)
Letter to NPS Employees dated January 12, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).
(a)(5)(v)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).

Exhibit No.	Description
(a)(5)(vi)	Extracts from the transcript of a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 13, 2015 at the J.P. Morgan 33rd Annual Healthcare Conference (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).
(a)(5)(vii)
Selected slides from a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 16, 2015 to employees of NPS Pharmaceuticals, Inc. (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 16, 2015).
(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on January 16, 2015 (Bragger v. NPS Pharmaceuticals, Inc. et al.)
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on January 20, 2015 (Grimaldi v. NPS Pharmaceuticals, Inc. et al.)
(b)(1)
US $2,100,000,000 Multicurrency Revolving and Swingline Facilities Agreement dated 12 December 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 12, 2014).
(b)(2)
Facilities Agreement dated January 11, 2015 among Shire plc, Citigroup Global Markets Limited, as mandated lead arranger and bookrunner, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of January 11, 2015 among Shire Pharmaceutical Holdings Ireland Limited, Knight Newco 2, Inc., NPS Pharmaceuticals, Inc. and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).
(d)(2)	Confidentiality Agreement dated as of December 16, 2014 between NPS Pharmaceuticals, Inc. and Shire Human Genetics Therapies, Inc.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2015

Knight Newco 2, Inc.
By:	/s/ GARY SENDER
	Name:	Gary Sender
	Title:	President
Shire Pharmaceutical Holdings Ireland Limited
By:	/s/ MICHAEL GARRY
	Name:	Michael Garry
	Title:	Director
Shire plc
By:	/s/ MARK ENYEDY
	Name:	Mark Enyedy
	Title:	Interim General Counsel

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 23, 2015.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated January 23, 2015.
(a)(5)(i)
Joint Press Release issued by Shire plc and NPS Pharmaceuticals, Inc. dated January 11, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).
(a)(5)(ii)
Slide Presentation for Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).
(a)(5)(iii)
Transcript of Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).
(a)(5)(iv)
Letter to NPS Employees dated January 12, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).
(a)(5)(v)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).
(a)(5)(vi)
Extracts from the transcript of a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 13, 2015 at the J.P. Morgan 33rd Annual Healthcare Conference (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).
(a)(5)(vii)
Selected slides from a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 16, 2015 to employees of NPS Pharmaceuticals, Inc. (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 16, 2015).
(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on January 16, 2015 (Bragger v. NPS Pharmaceuticals, Inc. et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on January 20, 2015 (Grimaldi v. NPS Pharmaceuticals, Inc. et al.)
(b)(1)
US $2,100,000,000 Multicurrency Revolving and Swingline Facilities Agreement dated 12 December 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 12, 2014).
(b)(2)
Facilities Agreement dated January 11, 2015 among Shire plc, Citigroup Global Markets Limited, as mandated lead arranger and bookrunner, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).

Exhibit No.	Description
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of January 11, 2015 among Shire Pharmaceutical Holdings Ireland Limited, Knight Newco 2, Inc., NPS Pharmaceuticals, Inc. and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).
(d)(2)	Confidentiality Agreement dated as of December 16, 2014 between NPS Pharmaceuticals, Inc. and Shire Human Genetics Therapies, Inc.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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  Items 1 through 9, and Item 11.
  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX